Bloomberg Tradebook LLC
Statement of Financial Condition
As of December 31, 2015

Assets

Cash and cash equivalents	$140,083,320
Cash segregated under federal and other regulations	1,014,714
Receivable from brokers and dealers, net of allowance of $299,158 (Note 5)	25,107,474
Securities borrowed	4,192,200
Deposits and receivable from clearing organizations	25,243,795
Receivable from customers	22,075,648
Receivable from affiliates	833,528
Securities owned, at fair value	597,945
Deferred tax assets	484,119
Other assets	1,885,749
Total assets	$221,518,492

Liabilities and Members' Equity

Liabilities	
Soft dollars payable	$31,034,110
Payable to affiliates	10,716,067
Accounts payable and accrued expenses	14,118,441
Deferred revenue	63,134
Securities sold, not yet purchased	643
Payables to brokers and dealers	7,328,844
Payables to customers	12,361,645
Accrued employee compensation	9,987,476
Deferred compensation	1,934,667
Total liabilities	87,545,037
Contingencies and guarantees (Note 10)	-
Members' equity	133,973,455
Total liabilities and members' equity	$221,518,492

The accompanying notes are an integral part of the Statement of Financial Condition.